PRESS RELEASE
ASANKO GOLD PRODUCES RECORD 58,187oz IN Q1 2017

Q1 2017 Highlights:

  Record quarterly gold production of 58,187 ounces and gold sales of 57,812 ounces, in line with 2017 production guidance of 230,000 - 240,000 ounces

  US$69.3m in gold revenue at an average realized price of US$1,199 per ounce

  908,463 tonnes processed during the quarter, a new quarterly record, with a feed grade of 2.05 g/t

  Industry-leading safety record maintained, despite one LTI reported during the quarter, and a rolling 12 month LTIFR of 0.21.

  Strong balance sheet with unaudited cash and immediately convertible working capital balances of approximately US$65 million (March 31, 2017)

Vancouver, British Columbia, April 18, 2017 - Asanko Gold Inc. ("Asanko" or the "Company") (TSX, NYSE MKT: AKG) is pleased to announce production results for the first quarter of 2017 ("Q1") from the Asanko Gold Mine, located in Ghana, West Africa.

Commenting on the quarter's performance, Peter Breese, President and CEO, said "I am pleased to report a second consecutive quarter of record production, with over 58,000 ounces produced in Q1 2017, which positions us well to meet our guidance for the year.

Looking ahead, 2017 will be a year of two halves. With the first half focused solely on mining fresh ore from Nkran, production volumes will be lower and costs will be higher compared to H2. In H2, as we bring our second pit, Dynamite Hill, into production, the softer oxide ore is cheaper to both mine and process and we expect that the incremental ore from Dynamite Hill, coupled with the Project 5 Million plant expansion, will deliver increased volumes and lower operating costs enabling us to meet our 2017 production and cost guidance.

Project 5 Million is progressing well and ahead of schedule, with commissioning now expected in Q4 2017. All the long lead items have been ordered and we will be starting the upgrades during this quarter."

Mining

With the strategic stockpile of 1.5 million tonnes, which is equivalent to five months of production, now in place as well as the dual ramp system, ore mining rates dropped during the quarter to more optimal levels.

Ore mining rates for the quarter averaged 339,096 tonnes per month at an average mining grade of 1.8 g/t. Waste mining took place in the north and western sides in preparation for the next sequence of ore mining in the centre of the pit. The next pushback sequence will commence during Q2 2017.

The grade for the quarter was lower as a result of mining through a planned lower grade section of the orebody. The increase in the strip ratio this quarter was driven by the implementation of the new CSA Global resource model mid-way through the quarter. Going forward, the life of mine strip ratio for Nkran is expected to be around 6:1, which will be confirmed by the new life of mine plan that will be included in the Expansion Definitive Feasibility Study due to be published in Q2 2017.

Key Mining Statistics	Units	Q4 2016	Q1 2017
Total Tonnes Mined	000 t	7,231	6,637
Waste Tonnes Mined	000 t	5,931	5,620
Ore Tonnes Mined	000 t	1,300	1,017
Strip Ratio	W:O	4.6:1	5.5:1
Average Gold Grade Mined	g/t	2.0	1.8

Processing

The processing plant continued to operate at an annualized rate of 3.6 million tonnes per annum (20% above design) during the quarter. The upgrades to the crushing circuit were commissioned during the quarter, which is now capable of handling the increased throughput requirements to the milling circuit, in anticipation of commissioning Project 5 Million later this year. Metallurgical recoveries continued to exceed design levels at 95%. Gold production for the quarter averaged 19,300 ounces per month.

Key Production Statistics	Units	Q4 2016	Q1 2017
Ore Treated	000 t	901	908
Gold Feed Grade	g/t	2.10	2.05
Gold Recovery	%	94	95
Gold Produced	oz	57,178	58,187

Sales and Liquidity

Gold production for the quarter was 58,187 ounces with gold sales of 57,812 ounces at an average realized price of US$1,199 per ounce, generating gold sales revenue of US$69.3 million.

At March 31, 2017 the Company's balance sheet had approximately US$48 million in unaudited cash, US$11.5 million in gold receivables and US$5.3 million in dore (with a market value of US$7.7 million). The Company has no significant current long term debt obligations with its first principal repayment on its US$150 million debt facility not due until July 1, 2018. As previously stated, the Company continues to expect to fund Project 5 Million and the development of Esaase, and the associated conveyor, from current balances and future cash flows.

Health and Safety

There was one lost time injury ("LTI") reported during the quarter and the 12-month rolling lost time injury frequency rate ("LTIFR") per million man hours worked is 0.21.

Enquiries:

For further information, please visit: www.asanko.com, email: info@asanko.com or contact:

Alex Buck - Manager, Investor and Media Relations
Toll-Free (N. America): 1-855-246-7341
Telephone: +44-7932-740-452
Email: alex.buck@asanko.com

Ryan Walchuck, VP Corporate Development and Investor Relations
Telephone: +1 778 986-2000
Email: ryan.walchuck@asanko.com

About Asanko Gold Inc.

Asanko's vision is to become a mid-tier gold mining company that maximizes value for all its stakeholders. The Company's flagship project is the multi-million ounce Asanko Gold Mine located in Ghana, West Africa. Asanko is managed by highly skilled and successful technical, operational and financial professionals. The Company is strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighbouring communities.

Forward-Looking and other Cautionary Information

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address estimated resource quantities, grades and contained metals, possible future mining, exploration and development activities, are forward-looking statements.

Although the Company believes the forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices for metals, the conclusions of detailed feasibility and technical analyses, the timely renewal of key permits, lower than expected grades and quantities of resources, mining rates and recovery rates and the lack of availability of necessary capital, which may not be available to the Company on terms acceptable to it or at all. The Company is subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, Investors should review the Company's Annual Form 40-F filing with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com.

Neither Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note to US Investors Regarding Mineral Reporting Standards:

Asanko has prepared its disclosure in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of US securities laws. Terms relating to mineral resources in this press release are defined in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy, and Petroleum Standards on Mineral Resources and Mineral Reserves. The Securities and Exchange Commission (the "SEC") permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Asanko uses certain terms, such as, "measured mineral resources", "indicated mineral resources", "inferred mineral resources" and "probable mineral reserves", that the SEC does not recognize (these terms may be used in this press release and are included in the public filings of Asanko which have been filed with securities commissions or similar authorities in Canada).